Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in Entrée Gold Inc.’s Annual Report on Form 40-F (the “40-F”) for the year ended December 31, 2009 of our Independent Registered Public Accounting Firms’ Reports dated March 31, 2009 and to the reference to us under the heading “Interests of Experts” in the Company’s Annual Information Form for the year ended December 31, 2008, dated March 31, 2010.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

March 31, 2010